UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

ResMed Inc.

(Name of Issuer)

Common Stock, par value $0.04 (“Common Stock”)

(Title of Class of Securities)

761152107

(CUSIP Number)

December 31, 2014

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 761152107	Page 2 of 13

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Australian Capital Territory, Commonwealth of Australia
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 11,090,614 shares*
	7.	Sole dispositive power 0
	8.	Shared dispositive power 11,090,614 shares*
9.	Aggregate amount beneficially owned by each reporting person 11,090,614 shares*
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Approximately 7.95% (based on 139,444,592 shares outstanding as of October 21, 2014, per Form 10-Q dated October 31, 2014.)
12.	Type of reporting person BK/HC

*	Held in the form of 3,815,349 shares of common stock and 72,752,882 CHESS Depository Interests (“CDIs”), with each CDI representing 0.1 shares of common stock.

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CUSIP No. 761152107	Page 3 of 13

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization New South Wales, Commonwealth of Australia
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 10,811,879 shares*
	7.	Sole dispositive power 0
	8.	Shared dispositive power 10,811,879 shares*
9.	Aggregate amount beneficially owned by each reporting person 10,811,879 shares*
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Approximately 7.75% (based on 139,444,592 shares outstanding as of October 21, 2014, per Form 10-Q dated October 31, 2014.)
12.	Type of reporting person HC

*	Held in the form of 3,815,349 shares of common stock and 69,965,525 CDIs, with each CDI representing 0.1 shares of common stock.

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CUSIP No. 761152107	Page 4 of 13

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization New South Wales, Commonwealth of Australia
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 10,811,8796 shares*
	7.	Sole dispositive power 0
	8.	Shared dispositive power 10,811,879 shares*
9.	Aggregate amount beneficially owned by each reporting person 10,811,8796 shares*
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Approximately 7.75% (based on 139,444,592 shares outstanding as of October 21, 2014, per Form 10-Q dated October 31, 2014.)
12.	Type of reporting person HC

*	Held in the form of 3,815,349 shares of common stock and 69,965,525 CDIs, with each CDI representing 0.1 shares of common stock.

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CUSIP No. 761152107	Page 5 of 13

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Victoria, Commonwealth of Australia
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 8,474,603, shares*
	7.	Sole dispositive power 0
	8.	Shared dispositive power 8,474,603 shares*
9.	Aggregate amount beneficially owned by each reporting person 8,474,603 shares*
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Approximately 6.08% (based on 139,444,592 shares outstanding as of October 21, 2014, per Form 10-Q dated October 31, 2014.)
12.	Type of reporting person HC

*	Held in the form of 3,807,949 shares of common stock and 46,666,645 CDIs, with each CDI representing 0.1 shares of common stock.

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Item 1(a)	Name of Issuer: ResMed Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9001 Spectrum Center Blvd

San Diego, CA 92123

United States of America

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship

Commonwealth Bank of Australia

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

Australian Capital Territory

Colonial Holding Company Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000.

Commonwealth of Australia

New South Wales

Commonwealth Insurance Holdings Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

New South Wales

Colonial First State Group Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

Victoria

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Item 2(d)	Title of Class of Securities:

Common stock and CHESS Depository Interests (“CDIs”)

Item 2(e)	CUSIP Number: 761152107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: First State Investment Management (UK) Limited is an investment adviser registered pursuant to the law of the jurisdiction in which it is located.

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☐

Item 4	Ownership:

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

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CUSIP No. 761152107	Page 8 of 13

(ii)	shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

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Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 12 day of February, 2015.

Commonwealth Bank of Australia

By:	/s/ Margaret Taylor
Name:	Margaret Taylor
Title:	Company Secretary

Colonial Holding Company Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

Commonwealth Insurance Holdings Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

Colonial First State Group Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

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CUSIP No. 761152107	Page 11 of 13

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information